UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 November 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report on Form 6-K contains the following press release:

TNT repurchases 18.2 million shares from the State of the Netherlands

21 November 2006

21 November 2006

TNT repurchases 18.2 million shares from the State of the Netherlands

Today the State of the Netherlands announces it is selling all of its shares in TNT; 27.8 million ordinary shares to Citibank and UBS and 18.2 million ordinary shares to TNT. The repurchase by TNT represents a total consideration of nearly € 600 million and 4.3 % of TNT’s outstanding ordinary share capital. The total sale by the State represents approximately 10.9 % of TNT’s outstanding ordinary share capital reducing the holding of the State of the Netherlands in TNT to nil.

Today’s repurchase by TNT is made part of the share buy back program that TNT announced on 6 November 2006. As a result of today’s transaction the total amount of the shares bought back until and including 20 November 2006 amounts to around 70 % of the announced € 1 billion buy back. TNT intends to cancel all of the shares repurchased.

TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and € 921 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 21 November 2006